Exhibit 99.1

CONTACT:	Karen N. Latham	RELEASE DATE: IMMEDIATE
(630)954-2063
FEDERAL SIGNAL CORPORATION ANNOUNCES
FIRST QUARTER EARNINGS OF $.05 PER SHARE; RECORD NEW ORDERS
                    Highlights
•	Orders total $329 million, up 19% from prior year—significant growth in all markets and at record level

•	Backlog increases 11% from year-end, to $434 million

•	Revenues increase 7%

•	Cash balances used for early redemption of $40 million private placement debt and to fund $10 million pension contribution

•	Net manufacturing debt to capitalization remains low at 36%
Oak Brook, Illinois, April 27, 2006 — Federal Signal Corporation reported income from continuing operations of $2.4 million, or $.05 per share, for the first quarter of 2006 on revenue of $284 million. For the same quarter last year, the Company earned $4.3 million from continuing operations, or $.09 per share, on revenue of $264 million. The decline in earnings reflects lower results for Safety Products and Tool, due primarily to one-time charges for staffing and management changes, and planned increases in corporate expense to support growth initiatives and to centralize and streamline distributed transactional processes. Also impacting earnings unfavorably were the $.6 million after-tax impact of the change in the accounting treatment for stock-based compensation, and a higher effective tax rate.
The loss from discontinued operations improved to $2.3 million from $4.5 million in the prior year period, bringing net income including discontinued operations to a breakeven level, unchanged from the first quarter of 2005.
Robert D. Welding, president and chief executive officer, stated, “Our record order rate exceeded our expectations and positions us well for the rest of 2006. First quarter operating results were modestly below expectations at Tool and Fire Rescue, but we believe this shortfall will be made up as the year progresses. Our Environmental Products and Safety Products Groups are off to a strong start, with significantly increased backlogs in both businesses.
“Weaker earnings for Tool reflect charges associated with a voluntary early retirement program at one of our US plants, plus a productivity issue resulting from an error made in our 2004 ERP system implementation that only recently surfaced. We expect positive earnings comparisons for the Tool group for the rest of the year. Our Fire Rescue results improved from the prior year, despite the productivity losses and distractions associated with a failed union organizing effort. The operational fundamentals continue to improve and we expect significantly better financial results in this business for the rest of the year.
“During the quarter we incurred expenses in several areas to improve our longer-term prospects. An early retirement program at Dayton cost $.9 million but is consistent with our ongoing plan to shift a part of our manufacturing to higher growth regions. In the Environmental Products Group, investments are being made in start-up costs for our new joint venture in China, and to implement a new ERP system. Despite these front-loaded expenses, we are committed to delivering our planned earnings growth for 2006.”
ORDERS AND BACKLOG
Orders increased 19% in the first quarter of 2006 to $329 million from $276 million in the first quarter of 2005. US municipal and government orders rose 15% in the quarter; demand for all product lines increased, particularly sewer cleaners and warning systems.
US industrial and commercial orders increased 18% from the prior year due to increased demand for industrial vacuum trucks and for signaling and communications equipment.
Orders from non-US markets totaled $110 million, up 26% from the same quarter last year, with significant growth in Europe, Asia and the Middle East.
Due to the strong order rate, the quarter end backlog rose to $434 million, up 11% from the end of 2005.
FIRST QUARTER GROUP RESULTS
Environmental Products revenue increased 19% in the quarter to $98 million while operating margin declined to 8.0% compared to 9.1% in the first quarter last year.
Orders of $114 million were 32% above prior year, due to increased prices and strong demand for vacuum trucks, sewer cleaners, and European sweepers. Revenue grew 19% with higher shipment volumes and higher prices implemented to offset commodity price increases. The operating margin declined due to $.5 million of increased costs associated with implementing a new business system and $.4 million of operating losses related to the startup of the new joint venture in Shanghai. The joint venture has successfully produced its first demonstration unit and has received initial orders.
Fire Rescue revenue increased 7% to $76 million and operating margin excluding restructuring improved modestly to (4.0%) compared with (4.5%) in the first quarter of 2005.
At $94 million, orders rose 17% from the prior year, due to higher orders for Bronto aerial devices and continuing strong demand from US municipal customers. The increased demand for aerial devices reflects higher orders for the recently introduced 300-foot Bronto, and share gains in international markets as articulated aerial platforms increasingly displace conventional aerial ladders.
Revenues for the group rose 7% mainly due to price actions taken in 2005 to recover escalating materials costs. The operating loss improved modestly due to higher realized prices in the US, largely offset by a less profitable sales mix out of the Finnish operation, operational inefficiencies in the Canadian plant and higher legal and consulting expenses. On April 25, 2006, the Board approved management’s recommendation to close the production facility in Red Deer, Canada before the end of the year, and to supply the Canadian market out of the US. The net financial impact of the closure is expected to be immaterial, and the group’s fixed cost position will improve modestly.
Safety Products revenue was essentially unchanged at $68 million compared to $69 million in the first quarter last year, and operating margin declined to 10.9% from 12.3%.
Orders of $79 million improved 19% from the comparable quarter of 2005, despite the adverse effect of the sale of two industrial lighting product lines in the third quarter of 2005. Revenues declined slightly as lower airport parking system installation revenue and the $3 million impact of the product line divestiture were not fully offset by revenue increases for other product lines, notably for police products. The operating margin decline is attributed to $1.0 million of costs incurred as a result of a change in management during the quarter.
Tool revenue was unchanged at $42 million, and operating margin excluding restructuring declined to 8.1% from 9.4% in the first quarter of 2005.
Revenue in the quarter was essentially flat compared with 2005 as the impact of slightly higher volumes and prices was substantially offset by unfavorable exchange rate effects. The decline in operating margin is the result of $.9 million of expenses related to a voluntary workforce reduction at the Dayton, Ohio plant, as well as operational productivity issues caused by a recently identified implementation error made in the 2004 ERP conversion, which increased costs by $0.7 million in the quarter.
CORPORATE AND OTHER
First quarter corporate expenses increased $1.2 million from the same quarter last year due to higher staffing and compensation costs, partly offset by lower external audit fees. The staffing and compensation increase includes the addition of corporate development resources to support growth initiatives, and higher expenses to support the centralization and transition to more effective transactional systems. Also contributing to the increase is the impact of expensing stock options due to the accounting change required by the provisions of FAS 123(R).
Interest expense declined $0.2 million from the prior year period due to lower average borrowings, partially offset by higher short-term borrowing rates. On March 31, 2006, 55% of the Company’s debt was at a floating rate; the composite borrowing rate averaged 5.5%.
The Company recorded a $1.2 million tax expense in the first quarter on pre-tax earnings from continuing operations of $3.6 million, an effective tax rate of 33%. The tax rate was unusually low during 2005 because of a legislative change to the Finnish tax rate which resulted in a cumulative adjustment to deferred taxes.
DISCONTINUED OPERATIONS AND RESTRUCTURING
The Company reported a net after-tax loss from discontinued operations of $2.3 million in the first quarter, related to the Leach refuse truck body business which was discontinued in the fourth quarter of 2005. This compares with a net after-tax loss from discontinued operations of $4.5 million in the first quarter of 2005. The reduced loss reflects improved productivity and higher price realizations. Negotiations regarding the sale of this business are ongoing.
In continuing operations, the Company incurred no net restructuring charges in the quarter compared with $0.3 million in the prior year period.

CASH FLOW AND LIQUIDITY
Cash flow used in operations totaled $4 million in the quarter including a $10 million contribution to the US defined benefit pension fund. This compares to cash flow from operations of $20 million in first quarter 2005, which included less than $1 million in pension contributions. The cash flow reduction reflects the incremental pension contribution and an increase in primary working capital during the quarter. The prior year quarter included a significant reduction in primary working capital.
On March 31, 2006, primary working capital totaled $225 million, unchanged from the end of the comparable prior year period, despite higher sales volumes. Average primary working capital as a percentage of revenue declined for all four operating groups.
Cash balances on March 31, 2006 totaled $27 million, down from $92 million at year-end 2005. During the quarter, the Company retired early a $40 million private placement which was maturing in November 2006. Also during the quarter, the company repurchased 175,000 shares of Federal Signal stock at an average price of $18.05 per share. This repurchase is consistent with the company’s stated objective of offsetting the dilution impact of share-based compensation through periodic share repurchases.
Manufacturing debt as a percentage of capitalization was 39%, against 43% at the end of the fourth quarter. Manufacturing debt net of cash as a percent of capitalization totaled 36% at the end of the quarter, up from 34% at the end of the fourth quarter. At March 31, no amounts were drawn against the Company’s $110 million revolving credit line, and the Company was in compliance with all debt covenants.
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Federal Signal will host its first quarter conference call Thursday, April 27, 2006 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. You may listen to the conference call over the Internet through Federal Signal’s website at http://www.federalsignal.com. If you are unable to listen to the live broadcast, a replay accessible from the company website will be available shortly after the call.
Federal Signal Corporation is a global manufacturer of leading niche products in four operating groups: environmental vehicles and related products, fire rescue vehicles, safety and signaling products, and consumable industrial tooling. Based in Oak Brook, Illinois, the Company’s shares are traded on the New York Stock Exchange under the symbol FSS.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments such as the FIRE Act grant program and other risks and uncertainties described in filings with the Securities and Exchange Commission.
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the First Quarter 2006 and 2005 (Unaudited)
(in millions except per share data)

			Percent
	2006	2005	change
Quarter March 31:
Revenues	$283.7	$264.0	7%
Income:
Income from continuing operations	2.4	4.3	-44%
(Loss) from discontinued operations, net of tax	(2.3)	(4.5)

Net income (loss)	.1	(.2)	NM

Share earns (diluted):
Income from continuing operations	.05	.09	-44%
(Loss) from discontinued operations, net of tax	(.05)	(.09)

Net income (loss) *	—	—	NM

*	amounts may not add due to rounding

Average common shares outstanding	48.3	48.2

Sales	$283.7	$264.0	7%
Cost of sales	(212.1)	(196.0)
Operating expenses	(62.1)	(56.2)
Gain on sale of product line
Restructuring charges		(.3)

Operating income	9.5	11.5	-17%
Interest expense	(5.9)	(6.1)
Other income		(.1)

Income (loss) before income taxes	3.6	5.3
Income taxes	(1.2)	(1.0)

Income from continuing operations	2.4	4.3	-44%
Loss from discontinued operations, net of tax	(2.3)	(4.5)

Net income (loss)	$.1	$(.2)	NM

Gross margin on sales	25.2%	25.8%
Operating margin on sales	3.3%	4.4%
Comprehensive income (loss)	3.3	(3.4)

			Percent
	2006	2005	change
3 months:
Revenues	$283.7	$264.0	7%
Income:
Income from continuing operations	2.4	4.3	-44%
(Loss) from discontinued operations, net of tax	(2.3)	(4.5)

Net income (loss)	0.1	(0.2)	NM

Share earns (diluted):
Income from continuing operations	.05	.09	-44%
(Loss) from discontinued operations, net of tax	(.05)	(.09)

Net income (loss)*	—	—	NM

*	amounts may not add due to rounding

Average common shares outstanding	48.3	48.2

Sales	$283.7	$264.0	7%
Cost of sales	(212.1)	(196.0)
Operating expenses	(62.1)	(56.2)
Restructuring charges		(.3)

Operating income	9.5	11.5	-17%
Interest expense	(5.9)	(6.1)
Other income (expense)		(.1)

Income before income taxes	3.6	5.3
Income taxes	(1.2)	(1.0)

Income from continuing operations	2.4	4.3	-44%
(Loss) from discontinued operations, net of tax	(2.3)	(4.5)

Net income (loss)	$.1	$(.2)	NM

Gross margin on sales	25.2%	25.8%
Operating margin on sales	3.3%	4.4%
Net cash provided by (used for) operations:
Net income (loss)	$.1	$(.2)
Loss on discontinued operations	2.3	4.5
Depreciation and amortization	5.1	5.4
Pension contributions	(10.4)	(.5)
Lease financing and other receivables	10.2	6.2
Working capital	(5.9)	25.8
Other	(5.5)	(21.3)

Net cash (used for) provided by operations	(4.1)	19.9	NM

Capital expenditures	5.6	5.2
Comprehensive income (loss)	3.3	(3.4)

*	certain reclassifications have been made to conform to current classifications

			Percent
	2006	2005	change
Group results:
Quarter March 31:
Revenues
Environmental Products	$97.7	$82.3	19%
Fire Rescue	75.7	70.9	7%
Safety Products	68.2	69.2	-1%
Tool	42.1	41.6	1%

Total group revenues	$283.7	$264.0	7%

Operating income (loss)*
Environmental Products	$7.8	$7.5	4%
Fire Rescue	(3.0)	(3.2)	NM
Safety Products	7.4	8.5	-13%
Tool	3.4	3.9	-13%

Total group operating income	15.6	16.7	-7%
Corporate	(6.1)	(4.9)
Restructuring charges		(.3)

Total operating income	$9.5	$11.5

*	reported amounts for groups and corporate are before restructuring charges; certain reclassifications have been made to conform to current classifications

Reconciliation of Operating Incomes and Margins
to Amounts Excluding Restructuring Charges
The following table summarizes the restructuring charges incurred by the Company during 2006 and 2005. The Company believes that since the restructuring charges are unusual in nature, it is appropriate to provide the reader an analysis of the effects of these charges on operating income and margins. Accordingly, the Company has chosen to refer to comparative amounts between periods excluding the restructuring charges in its discussion of operations.

	2006			2005
			Operating			Operating
			income			income
			excluding			excluding
	Operating	Restructuring	restructuring	Operating	Restructuring	restructuring
	income	charges	charges	income	charges	charges
Quarter March 31:
Operating income (loss)
Environmental Products	7.8	—	7.8	7.5	—	7.5
Fire Rescue	(3.0)	—	(3.0)	(3.6)	(0.4)	(3.2)
Safety Products	7.4	—	7.4	8.5	—	8.5
Tool	3.4	—	3.4	4.0	0.1	3.9

	15.6	—	15.6	16.4	(0.3)	16.7
Corporate	(6.1)	—	(6.1)	(4.9)	—	(4.9)

Total before restructurings	9.5	—	9.5	11.5	(0.3)	11.8
Restructuring charges	—	—	—	—	0.3	(0.3)

Total operating income(loss)	9.5	—	9.5	11.5	—	11.5

Operating margin
Environmental Products	8.0%		8.0%	9.1%		9.1%
Fire Rescue	-4.0%		-4.0%	-5.1%	-0.6%	-4.5%
Safety Products	10.9%		10.9%	12.3%		12.3%
Tool	8.1%		8.1%	9.6%	0.2%	9.4%
Total company	3.3%		3.3%	4.4%	-0.1%	4.5%

	March 31	December 31
	2006	2005
	(unaudited)
Assets
Manufacturing activities:-
Current assets:
Cash and cash equivalents	$27.1	$91.9
Trade accounts receivable, net of allowances for doubtful accounts	171.5	170.0
Inventories	174.5	158.0
Other current assets	21.0	24.8

Total current assets	394.1	444.7
Properties and equipment	94.1	92.8
Goodwill, net of accumulated amortization	334.1	333.4
Other deferred charges and assets	50.2	40.0

Total manufacturing assets	872.5	910.9
Net assets of discontinued operations	39.4	39.4
Financial services activities — Lease financing receivables, net of allowances for doubtful accounts	159.0	169.2

Total assets	$1,070.9	$1,119.5

Liabilities
Manufacturing activities:-
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	$35.5	$72.6
Trade accounts payable	84.8	75.6
Accrued liabilities and income taxes	127.4	131.6

Total current liabilities	247.7	279.8
Long-term borrowings	200.8	203.7
Long-term pension and other liabilities	50.7	50.5
Deferred income taxes	23.6	26.0

Total manufacturing liabilities	522.8	560.0

Net liabilities of discontinued operations	23.6	24.3
Financial services activities — Borrowings	149.5	158.9
Shareholders’ equity	375.0	376.3

Total liabilities and shareholders’ equity	$1,070.9	$1,119.5

Supplemental data:
Manufacturing debt	236.3	276.3
Debt-to-capitalization ratio:
Manufacturing	39%	43%
Financial services	94%	94%

*	certain reclassifications have been made to conform to current classifications